UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-41870
Diversified Energy Company plc
(Translation of registrant’s name into English)
1600 Corporate Drive
Birmingham, Alabama 35242
Tel: +1 205 408 0909
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated August 16, 2024
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

August 16, 2024	By:	/s/ Bradley G. Gray
Date		Bradley G. Gray
President & Chief Financial Officer